Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

HouseKeys Inc.
358 DIGITAL DR
MORGAN HILL, CA 95037
https://www.housekeys.org/

Up to $1,235,000.00 in Common Stock at $5.00
Minimum Target Amount: $124,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: HouseKeys Inc.
Address: 358 DIGITAL DR, MORGAN HILL, CA 95037
State of Incorporation: CA
Date Incorporated: April 24, 2019

Terms:

Equity

Offering Minimum: $124,000.00 | 24,800 shares of Common Stock
Offering Maximum: $1,235,000.00 | 247,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $5.00
Minimum Investment Amount (per investor): $500.00

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

<u>Voting Rights of Securities Sold in this Offering</u>

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

<u>Time-Based Perks</u>

Early Bird 1: Invest $1,000+ within the first 2 weeks | 10% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks | 15% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks | 20% bonus shares

Early Bird 4: Invest $20,000+ within the first 2 weeks | 25% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks | 30% bonus shares

<u>Mid-Campaign Perks</u>

Flash Perk 1: Invest $2,500+ between day 35 - 40 and receive 10% bonus shares

Flash Perk 2: Invest $2,500+ between day 60 - 65 and receive 8% bonus shares

<u>Amount-Based Perks</u>

Tier 1 Perk: $1,000 investment - 2% bonus shares + exclusive webinar on future real estate trends

Tier 2 Perk: $5,000 investment - 5% bonus shares + Annual report insights access

Tier 3 Perk: $10,000 investment - 10% bonus shares + Invitation to a private networking event with key industry leaders

Tier 4 Perk: $20,000 investment - 12% bonus shares + Private dinner with the executive team (travel and lodging not included)

Tier 5 Perk: $50,000 investment - 15% bonus shares + Opportunity to join an advisory roundtable discussion

Note: Ensure all programs and bonus structures align with regulatory requirements and the business goals of HouseKeys Inc while also appealing to the target investors, primarily from the professional sectors and VC communities. Always provide clear, concise, and compelling information about the value of investing and the potential benefits, keeping descriptions under 250 characters where specified.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

House Keys, Inc will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $5.00/ share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $500.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

HouseKeys is a Program Administration firm focused on delivering affordable housing solutions. The company provides administrative support and services for Inclusionary Zoning programs across California, collaborating with 23 local government agencies and over 40 homebuilders. HouseKeys administers homeownership and rental programs designed to make housing accessible to income-eligible households, managing aspects from property compliance to fair housing requirements and eligibility determinations.

Intellectual Property:

HouseKeys utilizes a proprietary software platform developed in-house, allowing efficient program administration and regulatory compliance.

Nyanda & Associates, LLC was incorporated on April 29, 2015, as a California LLC. Nyanda & Associates, LLC then converted to HouseKeys Inc., a California C-Corporation on April 24, 2019.

Competitors and Industry

Inclusionary Zoning policies are spreading across the U.S., with mandates or incentives in 31 states. This creates an annual market opportunity between $1 billion and $1.6 billion from local government contracts alone, with additional opportunities through real estate development partnerships.

HouseKeys competes with firms like Hello Housing and Housing Trust Silicon Valley. Unlike competitors, HouseKeys integrates customer service, program administration, and software engineering in a unified platform, which simplifies complex workflows and supports clients more comprehensively.

Current Stage and Roadmap

HouseKeys' platform is fully operational, generating recurring revenue, and has contracts with government agencies across California.

HouseKeys aims to increase its jurisdictional reach to 50 agencies within California, then expand into other states with strong Inclusionary Zoning policies. The company also plans to increase annual revenue from $3 million to $5 million through new contracts and scaling its homebuilder transactions.

The Team

Officers and Directors

Name: Julius Nyanda

Julius Nyanda's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Founder, Chief Executive Officer, Director, and Principal Accounting Officer
  Dates of Service: April, 2015 - Present
  Responsibilities: Founder and Primary Fundraiser. Julius is the primary contact and the only contact during this process. All others are employees of the company that will be focused on work. Julius does not receive compensation from the company.

Name: Katarina Marusic

Katarina Marusic's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Broker of Record & Director
  Dates of Service: March, 2019 - Present
  Responsibilities: The broker of record for HouseKeys with the DRE of California. Katarina does not accept a salary for her role at the company.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to 1.235m in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

We may never have an operational product or service
It is possible that there may never be an operational service or that the product may never be used to engage in transactions. It is possible that the failure to release the product or service is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company. In addition, the failure to launch a product or service can result in significant losses of time and resources. Even if a product or service is launched, low adoption rates can result in lackluster revenue and diminished market share.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state

laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that our service is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We

believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology

systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Julius Nyanda	2,700,000	Common Stock	90.0%

The Company's Securities

The Company has authorized Common Stock, Convertible Note, and Convertible Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 247,000 of Common Stock.

Common Stock

The amount of security authorized is 5,000,000 with a total of 3,000,000 outstanding.

Voting Rights

Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

The total amount outstanding includes 292,500 shares to be issued pursuant to stock options, reserved but unissued.

The total amount outstanding includes 7,500 shares to be issued pursuant to stock options issued.

Convertible Note

The security will convert into Preferred and the terms of the Convertible Note are outlined below:

Amount outstanding: $250,000.00
Maturity Date: July 24, 2019
Interest Rate: 4.0%
Discount Rate: 20.0%
Valuation Cap: $10,000,000.00
Conversion Trigger: $5M Qualified Financing

Material Rights

There are no material rights associated with Convertible Note.

Convertible Note

The security will convert into Preferred and the terms of the Convertible Note are outlined below:

Amount outstanding: $10,000.00
Maturity Date: July 09, 2021
Interest Rate: 6.0%
Discount Rate: 20.0%
Valuation Cap: $10,000,000.00
Conversion Trigger: $1,000,000

There are no material rights associated with Convertible Note.

What it means to be a minority holder

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Type of security sold: Convertible Note
  Final amount sold: $250,000.00
  Use of proceeds: Growth Capital
  Date: July 24, 2019
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note
  Final amount sold: $10,000.00
  Use of proceeds: Growth Capital
  Date: July 09, 2020
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2022 was $2,996,988 compared to $3,230,444 in fiscal year 2023.

Leading causes of revenue increase: Acquired a new agency client and changed the fee schedule to begin charging homebuilders 1/3rd of the total project cost up-front.

Cost of Sales

Cost of Sales for fiscal year 2022 was $52,733 compared to $71,786 in fiscal year 2023.

No major change year over year.

Gross Margins

Gross margins for fiscal year 2022 were $2,944,255. compared to $3,158,658 in 2023.

Acquired a new agency client and changed the fee schedule to begin charging homebuilders 1/3rd of the total project cost up-front.

Expenses

Expenses for fiscal year 2022 were $3,874,356 compared to $2,800,963 in fiscal year 2023.

Decreases in total expenses are primarily attributed to a decrease in the labor force and a focus on software engineering.

Historical results and cash flows:

The Company is currently in the initial production stage and revenue generation. We are of the opinion that the historical cash flows will not be indicative of the revenue and cash flows expected for the future because we have yet to pursue an active campaign to acquire new clients and expand geographies. Management has intentionally kept the client roster small to gain insights, improve the product, and ready the operations for growth. Past cash was primarily generated through program administration contracts and transaction revenue that was largely dependent on manual workflows performed by administration staff. Our goal is to lower the cost of service delivery by improving software such that the flow of information is primarily delivered to local government agencies, home builders, and end-users (housing program applicants and participants) via dashboard and automated notifications. The marginal cost to onboard a new local government agency is relatively high right now. With the improvements to our software, we can substantially reduce the marginal cost of bringing on new clients, accelerate growth, and deliver a better experience for existing clients.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of January 2025, the Company has capital resources available in the form of $31,000 cash on hand. We rely on recurring contracts from local government agencies to meet monthly expense obligations.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support the completion of a major phase of the myhousekeys.com proprietary platform and expansion to additional jurisdictions.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary for the viability of the Company. Of the total funds that our Company has, at least 50% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum funding goal of $250,000 we anticipate the Company will be a going concern. The

Company is projected to be net cash flow positive in 2024 and was cash flow positive in 2023.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum funding goal, we anticipate the Company will be able to operate indefinitely. This is based on a projected monthly burn rate of $255,450.87 for expenses related to salaries and ongoing operations.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including raising federal grant money from the National Science Foundation and continuing to pursue venture capital.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $15,000,000.00

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation. The pre-money valuation does not take into account any convertible securities currently outstanding and has been calculated on a fully diluted basis. Please see the Company Securities section for information on how any outstanding options, warrants or shares reserved for issuance under a stock plan may have been taken into account in the fully-diluted share calculation.

Use of Proceeds

If we raise the Target Offering Amount of $124,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Research & Development
  11.0%
  We will use 11% of the funds raised for market and customer research, new product development and market testing.

- StartEngine Deferred Fee
  12.0%
  StartEngine Deferred Fee

- Company Employment
  60.5%
  We will use 60.5% of the funds to hire key personnel for daily operations, including the following roles: Full-Stack Engineer, Quality Assurance Engineer, and Infrastructure Engineer. Wages to be commensurate with training, experience and position.

- Working Capital
  11.0%
  We will use 11% of the funds raised for market and customer research, new product development and market testing.

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Research & Development
  15.0%

We will use 15% of the funds raised for market and customer research, new product development and market testing.

- Company Employment
  64.5%
  We will use 64.5% of the funds to hire key personnel for daily operations, including the following roles: Full-Stack Engineer, Quality Assurance Engineer, and Infrastructure Engineer. Wages to be commensurate with training, experience and position.

- Working Capital
  14.0%
  We will use 14% of the funds for working capital to cover expenses for the geographic expansion as well as ongoing day-to-day operations of the Company.

- StartEngine Service Fees
  1.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.housekeys.org/ (www.myhousekeys.com/invest).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/housekeys

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR HouseKeys Inc.

[See attached]

Housekeys, Inc.
(the "Company")
a California Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years ended December 31, 2023 & 2022

Table of Contents



Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Housekeys, Inc. Management

We have reviewed the accompanying financial statements of Housekeys, Inc. (the Company) which comprise the statement of financial position as of December 31, 2023 & 2022 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
January 22, 2025

HOUSEKEYS, INC.
STATEMENT OF FINANCIAL POSITION

	As of December 31,	
	2023	**2022**
ASSETS		
Current Assets:		
Cash & cash equivalents	9,704	34,671
Accounts Receivable	293,807	122,763
Loan Receivable	-	-
Other Current Assets	8,000	-
Total Current Assets	311,511	157,434
Non-Current Asset:		
Fixed Assets - net	41,959	51,365
Total Non-Current Asset	41,959	51,365
TOTAL ASSETS	353,470	208,799
LIABILITIES AND EQUITY		
Current Liabilities:		
Accounts Payable	6,330	8,145
Payroll Liabilities	1,826,111	1,807,474
Accrued Interest	18,143	9,769
Accrued Interest - Convertible Notes	42,545	31,916
Total Current Liabilities	1,893,129	1,857,304
Non-Current Liabilities:		
Loan Payable	575,695	774,562
Convertible Notes	260,000	260,000
Total Non-Current Liabilities	835,695	1,034,562
TOTAL LIABILITIES	2,728,824	2,891,866
EQUITY		
Common Stock	270	270
Additional Paid-In Capital	2,839	2,839
Accumulated Deficit	(2,378,463)	(2,686,176)
TOTAL EQUITY	(2,375,354)	(2,683,067)
TOTAL LIABILITIES AND EQUITY	353,470	208,799

See Accompanying Notes to these Unaudited Financial Statements

HOUSEKEYS, INC.
STATEMENT OF OPERATIONS

	Year Ended December 31,	
	2023	**2022**
Revenues		
Contract Recurring Revenue	2,177,237	2,196,327
Services Revenue	1,053,207	800,661
Cost of Sales	(71,786)	(52,733)
Gross Profit	3,158,658	2,944,255
Operating Expenses		
Advertising & Marketing	184,135	228,349
General and Administrative	387,182	314,156
Rent	122,225	111,168
Payroll & Employee Benefits	1,939,991	2,928,694
Research & Development	119,365	97,049
Depreciation Expense	9,406	9,786
Interest Expense	38,659	185,153
Total Operating Expenses	2,800,963	3,874,356
Total Loss from Operations	357,695	(930,101)
Other Income / (Expense)		
Bad Debt	-	(7,366)
Total Other Income/(Expense)	-	(7,366)
Net Income (Loss)	357,695	(937,467)

See Accompanying Notes to these Unaudited Financial Statements

HOUSEKEYS, INC
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock A		Additional Paid-In Capital	Retained Earnings (Deficit)	Total Shareholder's Equity
	# of Shares	$ Amount			
Beginning balance at 1/1/22	2,700,000	270	7,589	(85,610)	(77,751)
Common Stock	-	-	-	-	-
Return of Capital	-	-	(4,750)	-	(4,750)
Dividends	-	-	-	(1,414,941)	(1,414,941)
Net loss	-	-	-	(937,467)	(937,467)
Prior Period Adjustments	-	-	-	(248,158)	(248,158)
Ending balance at 12/31/22	2,700,000	270	2,839	(2,686,176)	(2,683,067)
Common Stock	-	-	-	-	-
Dividends	-	-	-	(67,307)	(67,307)
Net income	-	-	-	357,695	357,695
Ending balance at 12/31/23	2,700,000	270	2,839	(2,395,788)	(2,392,679)

See Accompanying Notes to these Unaudited Financial Statements

HOUSEKEYS, INC.
STATEMENT OF CASH FLOWS

	Year Ended December 31,	
	2023	**2022**
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	357,695	(937,467)
Adjustments to reconcile Net Loss to Net Cash provided by operations:		
Depreciation Expense	9,406	9,786
Prior Period Adjustments	-	(248,158)
Decrease (Increase) in Assets:		
Accounts Receivable	(171,044)	61,608
Loan Receivable	-	1,125,202
Other Current Assets	(8,000)	13,599
Increase (Decrease) in Liabilities:		
Accounts Payable	(1,815)	6,774
Payroll Liabilities	18,637	900,711
Accrued Interest	19,003	40,289
Total Adjustments to reconcile Net Loss to Net Cash provided by operations	(133,813)	1,909,811
Net Cash provided by Operating Activities	223,882	972,344
CASH FLOWS FROM AN INVESTING ACTIVITY		
Fixed Assets - net	-	(7,112)
Net Cash provided by (used in) Investing Activities	-	(7,112)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from (Payments to):		
Loan Payable	(181,542)	117,173
Convertible Notes	-	260,000
Common Stock	-	-
APIC	-	(4,730)
Dividends	(67,307)	(1,414,941)
Net Cash used in Financing Activities	(248,849)	(1,042,498)
Cash at the beginning of period	34,671	111,937
Net Cash decrease for period	(24,967)	(77,266)
Cash at end of period	9,704	34,671

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

HouseKeys Inc. ("the Company") was originally formed as a California Limited Liability Company called Nyanda & Associates, LLC on April 29, 2015. The company converted to a California C-Corporation on April 24, 2019. The company has earned its most consistent revenue ($1.5M to $2.1M per year) providing program administration services to local government agencies to assist them with managing their affordable housing programs. HouseKeys has earned another $700,000 to $850,000 annually by delivering transaction-based services to developers who need help delivering income-eligible buyers and renters to meet their affordable commitments required or incentivized by the local agency. It delivers its services through a combination of technical expertise provided directly by staff and a SAAS consumer-direct platform used by thousands of income-eligible households to access affordable housing opportunities listed in its online marketplace.

The Company will conduct a crowdfunding campaign under regulation CF in 2025 to raise operating capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 *"Fair Value Measurements and Disclosures"* establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2022 and December 31, 2023.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $9,704 and $34,671 in cash & cash equivalents as of December 31, 2023 and December 31, 2022, respectively.

Accounts Receivable

Receivables due from customers are uncollateralized customer obligations due under normal contractual terms. Receivables are stated at the amount billed to the customer. Payments of receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected based on the agreed terms with each customer.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2023.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	2023	2022
Computer Equipment	5	31,371	31,371
Furniture & Equipment	7	2,550	2,550
Furniture & Fixtures	7	7,113	7,113
Leasehold Improvements	39	32,676	32,676
Less Accumulated Depreciation		-31,751	-22,345
Totals		41,959	51,365

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

New Construction For Sale

The Company generates revenue by administering the sale of newly constructed affordable units on behalf of builders and local agencies, earning a transaction processing fee per unit. The fee is typically a percentage of the affordable unit's sale price. The performance obligations are the Program set-up and initial engagement, in which the Company develops marketing material, establishes buyer eligibility protocols, and coordinates with local government entities. Buyer screening and selection, in which the Company screens applicants, verifies eligibility, and manages unit marketing exclusively for qualified buyers, Escrow support, and documentation handling; the Company submits the required documentation, including the eligibility verification, affordability deed restrictions, and final settlement statement. Revenue is recognized once the contracted performance obligation is tied to each unit's escrow closing.

Rental Transactions

The Company earns revenue by performing tenant screening and selections, lease-up coordination, and annual compliance reviews. The Company's performance obligation is to conduct marketing campaigns and perform tenant screening and income verification to identify qualified tenants for affordable rental units. Additionally, the

Company performs the annual compliance review based on the project owner, city requirements, or contractual terms. Some agreements involve an upfront fee once the Company is engaged; the fees cover the initial program set-up, marketing, and tenant qualification preparations. The Revenue for Upfront fee-related contracts is earned once each milestone agreed upon has been met. Revenues related to tenant placement are recognized once an eligible tenant has been placed; payments for these revenues are due upon receipt or net 30, depending on the agreed-upon terms with the client. Revenues related to annual compliance are earned upon the completion of the required tenant recertification.

Program Administration Contracts

The Company generates revenue through continuous program administration, complaint monitoring, and occasional transaction services for affordable housing programs for various cities and counties. The performance obligations are Continuous monthly services, in which revenues are recognized monthly; Milestone-based services, which often include periodic compliance certifications, annual/semi-annual reports, or specific transaction processing, and revenues are recognized upon completion of each milestone; One-time set-up fees, which cover the initial development and organization of program documentation, online access, and process implementation, and revenues are recognized upon completion of the set-up phase and control has been transferred to the customer; transaction-based services, which the Company processes the requested transaction and revenue is recognized upon completion of the transaction. The performance obligation is based on the services contracted by the city or county.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of legal fees, travel, insurance, bank charges, software, utilities, and other miscellaneous expenses.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. Related parties include key management personnel, principal owners, and their immediate family members, as well as entities under their control or significant influence.

The Company earned revenues from outreach workshops to HouseKeys Resource & Education Center, Inc., a non-profit corporation, in which Julius Nyanda, CEO, is both a shareholder and an executive.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is named as a party in litigation involving a developer suing the City of Morgan Hill. However, the Company is not a direct party to the matter and has not been alleged to have engaged in any wrongdoing. While the outcome of the litigation is uncertain, the Company is monitoring the case closely as it may have an indirect impact on its operations.

The Company is currently complying with all relevant laws and regulations.

NOTE 5 – LIABILITIES AND DEBT

Convertible Notes:

On July 1, 2021, the Company entered into a convertible note agreement for $10,000, The note bears an interest rate of 7% per annum (simple interest), and has maturity date of July 1, 2023. The note is convertible into preferred stock at a 25% discount during a qualified financing or change of control event and is subject to a valuation cap of $5,000,000 (pre-money). As of December 31, 2023, the outstanding principal for this note was $200,000, with accrued interest of $2,408. As the note expired, The Company currently has a handshake agreement with the note holder and is currently working on formalizing an amended agreement.

On July 15, 2021, the Company entered into a convertible note agreement for $250,000. The note bears an interest rate of 8% per annum (simple interest), and a maturity date of July 15, 2023. It is convertible into preferred stock at a 20% discount during a qualified financing or change of control event and is subject to a valuation cap of $10,000,000 (pre-money). As of December 31, 2023, the outstanding principal for this note was $250,000, with accrued interest of $40,137 The Company currently has a handshake agreement with the note holder and is currently working on formalizing an amended agreement.

Loans Payable

In October 2021, the Company obtained a Small Business Administration (SBA) Economic Injury Disaster Loan (EIDL) for $223,300 to support working capital needs. The loan carries an annual interest rate of 3.75% and is repayable over 30 years. Monthly installment payments of $1,150 began in October 2023, following a 24-month deferment period. As of December 31, 2023, the principal balance was $223,300.

In January 2022, the Company secured a loan of $350,000 from NeighborWorks Orange County to support operational needs. The loan carries an annual interest rate of 5.25%, with monthly payments of $1,531.25. Payments began immediately, and as of December 31, 2023, the loan balance remained $350,000, with no accrued interest reported.

In April 2022, the Company entered into a loan agreement with Rapid Finance for $150,000 to address operational initiatives. The loan was repayable through 53 weekly payments of $3,792.45, amounting to a total repayment of $201,000, including interest. The loan was fully repaid in November 2023, and no outstanding balance or accrued interest remained as of December 31, 2023.

During 2023, the Company engaged in a settlement plan with Fundbox for $11,975. The arrangement included fixed monthly payments of $2,395.03, with the settlement commencing in September 2023 and concluding in January 2024. As of December 31, 2023, the outstanding balance was $2,395 with no accrued interest.

In 2023, the Company entered into a merchant cash advance agreement with LG Funding, securing $64,597 in funding. As of December 31, 2023, the outstanding balance was $17,325.

Debt Summary

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2023				For the Year Ended December 2022			
				Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
Convertible Notes	260,000	7%-8%	2023	-	260,000	260,000	42,545	-	260,000	260,000	31,916
Loan Payable	735,275	3.75%-5.25%	Various	-	593,020	593,020	18,143	-	774,562	774,562	9,769
Total				-	853,020	853,020	60,688	-	1,034,562	1,034,562	41,685

NOTE 6 – EQUITY

The Company is authorized to issue one class of stock, designated as Common Stock, with a total of 5,000,000 shares authorized and a par value of $0.0001 per share. As of December 31, 2023, there were 2,700,000 shares issued and outstanding, representing 54% of the Company's total authorized shares.

Voting: Holders of Common Stock are entitled to one vote per share.

Dividends: Holders of Common Stock are entitled to receive dividends if and when declared by the Board of Directors. During the year ended December 31, 2023, the Company declared and paid total dividends of $1,482,249, as reflected in the financial statements. The Board retains sole discretion over future dividend declarations based on available funds and Company performance.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through January 22, 2025, the date these financial statements were available to be issued.

In February 2024, the Company entered into a merchant cash advance agreement with LG Funding, securing $150,000 in funding. Under the terms of the agreement, the Company is obligated to repay a total of $213,000 through periodic payments based on a specified percentage of future receivables.

In addition, on November 7, 2024, the Company amended and restated its Articles of Incorporation to authorize two classes of common stock: Class A Voting Common Stock and Class B Nonvoting Common Stock. The total number of authorized shares remains 5,000,000, with 3,000,000 shares allocated to Class A Voting Common Stock and 2,000,000 shares allocated to Class B Nonvoting Common Stock. Both classes have a par value of $0.0001 per share.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



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GET A PIECE OF HOUSEKEYS

Unlocking Affordable Housing Opportunities in Local Communities

HouseKeys is a California-based firm managing affordable housing programs for 23 local government agencies and 40+ homebuilders through a proprietary software platform. We help ensure compliance with Inclusionary Zoning laws, transparent selection processes, and fair housing mandates. To date, we generate $2M annually from recurring contracts and $1M from homebuilders, having supported over $5B in real estate projects across 23 jurisdictions. With $19M in total revenue and clients such as Beverly Hills, Morgan Hill, and San Francisco, HouseKeys aspires to enhance its position among statewide Program Administrators by emphasizing growth and financial sustainability. HouseKeys integrates data-driven software engineering, program administration expertise, and robust customer service to deliver a unique approach in the affordable housing market.

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Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

HouseKeys
Unlocking Affordable Housing Opportunities in Local Communities

OVERVIEW ABOUT TERMS DISCUSSION INVESTING FAQS

Get Equity
$5.00 Per Share

MIN INVEST	VALUATION
$500	$15M

REASONS TO INVEST

- HouseKeys raised $260K & secured $5.3M in contracts with local governments, positioning itself as a unique statewide

affordable housing program administrator.

We work to streamline compliance with Inclusionary Zoning laws, assisting local governments and homebuilders in meeting affordable housing mandates.

HouseKeys operates in a growing market fueled by Inclusionary Zoning policies in 31 states, creating over $2.3 billion in annual opportunity. TO: HouseKeys operates in a growing market fueled by Inclusionary Zoning policies which currently exist in 31 states and in total accounts for more than $2.3 billion in opportunity annually.

TEAM



Julius Nyanda • CEO, Board Member

Civic-minded social entrepreneur building a community & economic development marketplace capable of assisting millions of households and thousands of small businesses. 100% of my focus today is on helping local governments (counties, school districts, cities, towns, villages, etc.) manage their affordable housing programs (ownership, rental, and finance) and program assets.

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Katarina Marusic • Director

Katarina is the Broker of record for Housekeys with the DRE of California. Her role is limited and she does not accept a salary from the company.

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THE PROBLEM & OUR SOLUTION

Simplifying Inclusionary Zoning for Governments and Builders

HouseKeys provides an essential service to address the challenges created by Inclusionary Zoning laws, which require new construction projects to allocate a percentage of units as affordable housing for income-eligible households. These laws involve complex processes for local governments and homebuilders, including compliance with fair housing regulations, transparent selection procedures, and ongoing monitoring of affordable units.



How HouseKeys Works

1 Homebuilder wants to build a new construction project containing new homes for rent or sale at market rates.

2 Local Government Agency has requirements or incentives that make a percentage of those homes affordable at below market rates.

3 HouseKeys manages the program for the local government agency, lists the homes for the homebuilder, and helps applicants apply for the homes.

HouseKeys simplifies these workflows for 23 local government agencies and over 40 homebuilders by providing expert services and a proprietary software platform. By managing these responsibilities, HouseKeys helps reduce the strain on government planning departments and supports builders in meeting zoning requirements while connecting affordable homes to eligible buyers and renters. Trusted by major agencies in the Bay Area, Central Coast, and Southern California, HouseKeys plays a significant role in delivering affordable housing solutions across California.

THE MARKET & OUR TRACTION

Expanding Affordable Housing Solutions Across Key U.S. Regions

HouseKeys operates in a growing market driven by Inclusionary Zoning policies in 31 states, representing a total addressable market (TAM) of over $2.3 billion annually. This includes opportunities from over 24,000 new affordable housing units designated by large homebuilders ($186 million TAM), the resale of 5,000 existing affordable homes annually ($62.5 million TAM), 11,000+ local government agencies requiring program administration and support ($831 million TAM), and a third of real estate and mortgage professionals seeking assistance navigating affordable housing programs ($1.3 billion TAM). These figures reflect the overall market potential created by these policies, not HouseKeys' projected output or revenue.


$2M
in annual recurring contracts from government agencies
$1M
in annual recurring contracts from homebuilders
$5B
Delivered in real estate projects
23
Jurisdictions built across
$19M
Total Revenue

**Past performance is not a guarantee of future results. While we strive to achieve continued growth, market conditions, economic factors, and other external influences may impact our ability to maintain this momentum.*

With $2 million in annual recurring contracts from government agencies and $1 million from homebuilders, HouseKeys has facilitated real estate projects valued at over $5 billion across 23 jurisdictions, based on our program management contributions. A recent $2.4 million contract with the City of Morgan Hill further strengthens its market position.

HouseKeys plans to expand into key regions—California, New Jersey, Florida, and Illinois—where its developer clients are active, with the goal of supporting ongoing growth, based on market opportunities. Combining technical support, customer service, and software engineering on one platform, HouseKeys provides a distinctive solution in the affordable housing market.

Join us in our mission to innovate affordable housing—invest in HouseKeys today.

Explore More Investment Opportunities in B2C Services on StartEngine!

Looking for more investment options in the B2C Service space? Click **here** to view all available offerings on StartEngine and get involved today.

ABOUT

HEADQUARTERS

358 DIGITAL DR
MORGAN HILL, CA 95037

WEBSITE

View Site ⬀

HouseKeys is a California-based firm managing affordable housing programs for 23 local government agencies and 40+ homebuilders through a proprietary software platform. We help ensure compliance with Inclusionary Zoning laws, transparent selection processes, and fair housing mandates. To date, we generate $2M annually from recurring contracts and $1M from homebuilders, having supported over $5B in real estate projects across 23 jurisdictions. With $19M in total revenue and clients such as Beverly Hills, Morgan Hill, and San Francisco, HouseKeys aspires to enhance its position among statewide Program Administrators by emphasizing growth and financial sustainability. HouseKeys integrates data-driven software engineering, program administration expertise, and robust customer service to deliver a unique approach in the affordable housing market.

TERMS

HouseKeys

Overview

PRICE PER SHARE

$5

VALUATION

$15M

DEADLINE ⓘ

May. 1, 2025 at 6:59 AM UTC

FUNDING GOAL ⓘ

$124K - $1.24M

Breakdown

MIN INVESTMENT ⓘ

$500

OFFERING TYPE

Equity

MAX INVESTMENT ⓘ

$1,235,000

SHARES OFFERED

Common Stock

MIN NUMBER OF SHARES OFFERED

24,800

MAX NUMBER OF SHARES OFFERED

247,000

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Financials ⌃

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$353,470	$208,799
Cash & Cash Equivalents	$9,704	$34,671
Accounts Receivable	$293,807	$122,763
Short-Term Debt	$1,893,129	$1,857,304
Long-Term Debt	$835,695	$1,034,562
Revenue & Sales	$3,230,444	$2,996,988
Costs of Goods Sold	$71,786	$52,733
Taxes Paid	$0	$0
Net Income	$357,695	-$937,467

Risks ⌃

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks | 10% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks | 15% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks | 20% bonus shares

Early Bird 4: Invest $20,000+ within the first 2 weeks | 25% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks | 30% bonus shares

Mid-Campaign Perks

Flash Perk 1: Invest $2,500+ between day 35 - 40 and receive 10% bonus shares

Flash Perk 2: Invest $2,500+ between day 60 - 65 and receive 8% bonus shares

Amount-Based Perks

Tier 1 Perk: $1,000 investment - 2% bonus shares + exclusive webinar on future real estate trends

Tier 2 Perk: $5,000 investment - 5% bonus shares + Annual report insights access

Tier 3 Perk: $10,000 investment - 10% bonus shares + Invitation to a private networking event with key industry leaders

Tier 4 Perk: $20,000 investment - 12% bonus shares + Private dinner with the executive team (travel and lodging not included)

Tier 5 Perk: $50,000 investment - 15% bonus shares + Opportunity to join an advisory roundtable discussion

Note: Ensure all programs and bonus structures align with regulatory requirements and the business goals of HouseKeys Inc while also appealing to the target investors, primarily from the professional sectors and VC communities. Always provide clear, concise, and compelling information about the value of investing and the potential benefits, keeping descriptions under 250 characters where specified.

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

House Keys, Inc will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $5.00/ share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $500.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

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Can I cancel my investment?

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For Regulation A+, StartEngine allows for a four-hour cancellation period. Once the four-hour window has passed, it is up to each company to set their own cancellation policy. You may find the company's cancellation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+? ⌃

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

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